EXHIBIT 99.1
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NEWS RELEASE

August 1, 2003

ARC ANNOUNCES CONVERSION OF REMAINING CONVERTIBLE DEBENTURES
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CALGARY, AUGUST 1, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced today that the remaining adjustable convertible unsecured subordinated debentures of the Trust, that were issued in connection with the Trust's acquisition of Star Oil & Gas Ltd. ("Star"), have been converted into ARC Energy Trust Units ("Trust Units"). The Trust issued $320 million of special convertible debentures to United ARC L.P. ("United") as part payment for the Star acquisition. The debentures were convertible into Trust Units on terms specified at that time. Conversion of the units began at the end of May, 2003 and have continued through to the end of July. A total of 27.0 million Trust Units have been issued over this time period with respect to conversions of the debentures. The Trust currently has 164.0 million Trust Units outstanding.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of approximately 58,000 barrels of oil equivalent per day, after the announced property sales, from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information contact:

                 Investor Relations, E-mail: ir@arcresources.com
   Telephone: (403) 503-8600   Fax: (403) 509-6417      Toll Free 1-888-272-4900
                               ARC RESOURCES LTD.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9